Exhibit 99.35

Franco-Nevada	TSX:FNV
www.franco-nevada.com

Press Release

Franco-Nevada Enters into Definitive Arrangement Agreement to Acquire Gold Wheaton

This press release contains forward-looking statements. Reference should be made to the
 “Cautionary Statements on Forward-looking Information” at the end of this press release.

TORONTO, January 6, 2011 — Franco-Nevada Corporation (TSX — FNV) (“Franco-Nevada” or the “Company”) is pleased to announce that it and Gold Wheaton Gold Corp. (“Gold Wheaton”) have entered into a definitive arrangement agreement (the “Arrangement Agreement”) whereby Franco-Nevada will acquire the issued Gold Wheaton common shares that it does not already own for a combination of shares and cash by way of a court approved Plan of Arrangement.  The consideration is valued at C$5.20 per Gold Wheaton common share based on the closing price of Franco-Nevada common shares on the day prior to the original announcement of the transaction. The Arrangement Agreement provides additional flexibility regarding the form of consideration available to the Gold Wheaton shareholders and warrant holders.

The letter agreement entered into by Gold Wheaton and Franco-Nevada on December 12, 2010 (the “Letter Agreement”) provided that shareholders of Gold Wheaton were to receive a 60/40 split as between share consideration and cash consideration. The Arrangement Agreement (which supersedes the Letter Agreement) provides Gold Wheaton shareholders (other than Franco-Nevada) with the option to elect to receive either (i) 0.1556 of a Franco-Nevada common share or (ii) C$5.20 cash, for each Gold Wheaton share, subject to caps and pro-ration. A maximum of approximately 9.66 million Franco-Nevada common shares and cash consideration of approximately C$215 million will be available, subject to increase on a pro-rated basis if Gold Wheaton warrants or options are exercised prior to the effective date of the arrangement, and subject to further adjustment as provided in the Plan of Arrangement. If all shareholders elect the same form of consideration, then the form of consideration that each shareholder is expected to receive will be approximately 60% in Franco-Nevada common shares and 40% in cash, although if Gold Wheaton shareholders make diverse elections then shareholders will have the opportunity to receive a greater proportion of their preferred form of consideration.

The Letter Agreement provided that the outstanding Gold Wheaton warrants would become exercisable into C$5.20 of consideration, consisting of a 60/40 split as between share consideration and cash consideration. Gold Wheaton warrant holders will now have more flexibility in the form of consideration, in that, at the time of exercise, they will have the option to elect to receive either (i) 0.1556 of a Franco-Nevada common share or (ii) C$5.20 cash.

Gold Wheaton has obtained an opinion from its financial advisor, Paradigm Capital Inc., that the transaction is fair, from a financial point of view, to the Gold Wheaton shareholders (other than Franco-Nevada). Gold Wheaton has also obtained a formal valuation from the independent valuator, Canaccord Genuity Corp. as required by Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions and a related fairness opinion that, subject to the assumptions, qualifications and limitations contained therein, the consideration to be received by holders of Gold Wheaton common shares (other than Franco-Nevada) under the transaction is fair, from a financial point of view, to such holders of Gold Wheaton common shares. The board of directors of Gold Wheaton has determined that the transaction is fair to Gold Wheaton shareholders (other than Franco-Nevada and its affiliates) and is in the best interests of Gold Wheaton and has approved the Arrangement Agreement. All of the directors and senior officers of Gold Wheaton have entered into customary support and voting agreements with Franco-Nevada and have agreed to vote their Gold Wheaton common shares in favour of the arrangement.

The board of directors of Gold Wheaton has fixed the record date for Gold Wheaton shareholders to receive notice of and vote on the transaction as February 3, 2011.

Closing of the transaction will be subject to customary conditions, including approval by the shareholders of Gold Wheaton (66 and 2/3% of the votes cast and majority of the minority approval) at a special meeting of shareholders to be held on or about March 8, 2011 and receipt of court and necessary regulatory approvals. The transaction is expected to close in March 2011. In the event that the arrangement is not completed under certain circumstances, Gold Wheaton will pay Franco-Nevada a break fee of C$25 million. Full details of the transaction will be included in the management information circular of Gold Wheaton to be mailed to Gold Wheaton shareholders in February 2011.

The board of directors of Franco-Nevada has approved the transaction and the Company does not require, and the transaction is not subject to, approval by the shareholders of Franco-Nevada. The issuance of the Franco-Nevada common shares is subject to TSX approval.

Franco-Nevada’s financial advisor is BMO Capital Markets and its legal counsel is Gowling Lafleur Henderson LLP. Gold Wheaton’s financial advisor is Paradigm Capital Inc. and its legal counsel is Cassels Brock & Blackwell LLP.

A copy of the Arrangement Agreement will be filed on SEDAR.

About Franco-Nevada

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil and gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Mexico. The Company also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION: Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, may constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “plans”, “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in national and local government legislation, including taxation policies; litigation; approval of the listing of the Franco-Nevada common shares by the Toronto Stock Exchange; and necessary regulatory, security holder and court approvals. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, any factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual and interim MD&As. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information, please go to our website at www.franco-nevada.com or contact:

David Harquail	Paul Brink
President & CEO	SVP Business Development
416-306-6300	416-306-6300